DELIVERING VALUE

THIRD QUARTER REPORT 2001

CORPORATE PROFILE

Vitran Corporation provides a range of premium freight and distribution services and solutions in the United States and Canada. Vitran’s backbone is its less-than-truckload (LTL) network that stretches across Canada and covers 18 midwest U.S. states. Coverage extends to another 22 states through strategic partnerships. Vitran Logistics provides additional comprehensive distribution solutions that range from special inventory consolidations to responsibility for the complete distribution function, including the provision of facilities. Vitran also provides same-day/next-day Truckload service, as well as Intermodal and Highway Brokerage. These services are provided by over 3,000 employees and associates located at more than 100 facilities and offices throughout North America. Vitran’s fleet consists of over 5,000 tractors and trailing equipment operated by 1,500 drivers and owner/operators.

In summary we provide:
• Less-than-truckload (LTL)	• Truckload (TL)
• Logistics	• Intermodal & Highway Brokerage

REPORT TO SHAREHOLDERS

THIRD QUARTER 2001
For the period ended September 30, 2001

MANAGEMENT DISCUSSION AND ANALYSIS

This report contains forward-looking information with respect to Vitran Corporation Inc.’s (“Vitran”) operations and future financial results. Actual results may differ from expected results for a variety of reasons including factors discussed in the Company’s Management Discussion and Analysis section of Vitran’s 2000 annual Report.

Overview

For the second straight quarter the consolidated results for the continuing operations of Vitran reflect improved performance compared to the first quarter of 2001. Income from continuing operations grew to $2.0 million or $0.21 per share basic for the third quarter compared to earnings of $0.03 per share basic and a loss of $0.08 per share basic in the second and first quarters respectively. Including the losses from the discontinued environmental business segment, the company recorded net income of $1.7 million or $0.18 per share basic.

Vitran Corporation Inc. reported its third quarter results after trading hours on November 5, 2001 with a press release and held a conference call at 10:00 a.m. on November 6, 2001.

A replay of the conference call is available on Vitran’s website at www.vitran.com until November 20, 2001. Register for e-alerts on the Vitran Corporation web site (www.vitran.com) and receive Vitran’s news as it is released.

Consolidated Results

Revenue from continuing operations for the three-month period was $122.3 million compared to $120.6 million for the same period a year ago reflecting small revenue gains in all Vitran transportation segments. Revenue from continuing operations for the nine-month period ended September 30, 2001 was $363.2 compared to $358.0 for the same period in 2000.

Gross profit for the three-month period declined $1.2 million, or 5.7% to $19.5 million compared to the same quarter in 2000. For the nine-month period ended September 30, 2001 gross profit from continuing operations of $54.9 million was 11.3% lower than the same period in 2000 reflecting higher operating costs. Operating efficiencies are however being achieved and gross profit has improved over the last two quarters.

Selling, general and administrative expense for the third quarter of 2001 increased $1.8 million to $12.2 million compared to the third quarter of 2000. For the nine-months ended September 30, 2001, selling, general and administrative expenses were $39.0 million compared to $33.9 million. The increase was due to a number of factors including reorganization expenses needed to generate long-term savings recorded in the current period and bad debt recoveries in the prior year period.

REPORT TO SHAREHOLDERS

Earnings before interest, taxes depreciation and amortization (“EBITDA”) from continuing operations declined to $7.4 million in the third quarter of 2001 compared to $10.3 million in the third quarter of 2000. Operating income (“EBIT”) was $4.3 million, resulting in an operating ratio of 96.5% for the third quarter of 2001 compared to $7.2 million and an operating ratio of 94.0% in the same quarter of 2000. Although the operating income of $6.5 million for 9 months ending September 30, 2001 was lower than the comparable prior-year amounts of $18.5 million, there has been steady month-to-month improvement since the first quarter. The operating ratio for the nine-month period ended September 30, 2001 was 98.2% compared to 94.8% for the same nine-month period in 2000.

Interest expense net of interest income for the third quarter was $1.4 million versus $1.9 million for the third quarter in 2000 and was $4.7 million for the nine-months ended September 30, 2001 versus $5.5 million for the same period in 2000. The decline is primarily attributable to lower interest rates on the Company’s floating rate debt.

The decline in the effective tax rate for the third quarter and the nine-month period ending September 30, 2001 compared to the same periods in 2000 reflects a greater percentage of income earned in lower tax jurisdictions.

Basic earnings per share from continuing operations, while still behind prior year results does reflect improved quarter-over-quarter performance in 2001 from the Vitran Distribution System. Basic earnings per share from continuing operations for the third quarter was $0.21 per share, compared to the third quarter of 2000 results of $0.33 per share. This nonetheless reflects a significant improvement over the first and second quarter loss of $0.08 per share basic and income of $0.03 per share basic respectively. For the nine-months ended September 30, 2001 basic earning per share from continuing operations was $0.15 per share compared to $0.83 for the same period in 2000. The Company’s stock options are not dilutive therefore basic and diluted earnings per share are identical.

As a result of the decision to divest the environmental business segment, the operation was reclassified as discontinued in the financial statements during the second quarter of 2000 and a write down of $3.75 million was taken. For the third quarter ending September 30, 2001, a loss of $0.3 million was incurred, consistent with the results of the same quarter in 2000. The loss from discontinued operations for the nine-month period ending September 30, 2001 is $5.2 million including the aforementioned write-down compared to a loss of $0.2 million for the same period in 2000.

The net income for the quarter, including the loss from discontinued operations, was $1.7 million or $0.18 per share basic compared to $2.9 million or $0.30 per share basic in the third quarter of 2000. For the nine months ended September 30, 2001 the Company incurred a net loss of $3.7 million or $0.38 per basic share compared to net income of $7.9 million or $0.80 per basic share for the same nine-month period in 2000.

REPORT TO SHAREHOLDERS

Segmented Results

Less-than-truckload (LTL)

The LTL segment reported improved results for the third quarter of 2001 despite continued economic slowdowns in both Canada and particularly the United States. Canadian LTL maintained its solid results while the initiatives taken in the second quarter at US LTL resulted in improved performance.

Revenue for the third quarter for the whole LTL operation was $95.3 million compared to $94.7 million for the same quarter in 2000. Operating income of $4.7 million in the third quarter increased 103% over the second quarter of 2001, but was $2.5 million behind the third quarter of 2000. Revenue per hundredweight increased 6.6% and total shipments declined 4.4% for the third quarter of 2001 compared to the third quarter of 2000. For the nine-month period ended September 30, 2001 revenue was $283.0 million compared to $280.6 million for the same period in 2000. Operating income for the nine-month period ended September 30, 2001 was $8.1 million compared to $18.3 million for same period a year ago.

The Canadian LTL business maintained its steady performance with revenue off 1.3% for the third quarter of 2001 compared to the third quarter of 2000. Revenue per hundredweight increased 8.3% while tonnage and shipments declined 8.9% and 5.6% respectively, compared to the prior year quarter. Employee count was down 10.8% since the third quarter of 2000 as management adjusted for lower shipping volumes.

The performance of the US LTL business improved significantly during the third quarter compared to the two previous quarters in 2001. The adjustments made by management improved the quarterly income from operations by $2.0 million compared to the second quarter of 2001 and was $1.3 million off the third quarter of 2000. Revenue per hundredweight was unchanged while tonnage and shipments were off 2.4% and 3.7% compared to the same quarter in 2000. Employee count was down 7.7% compared to the third quarter of 2000.

Logistics and Intermodal

Revenue for the Logistics and Intermodal segment was 3.9% higher in the third quarter of 2001 compared to same quarter of 2000, and was 1.2% higher than the second quarter of 2001. The Logistics business continued to report increased revenue due to contributions from its new 80,000 square foot flow-through facility. In addition the initiatives taken by management at the Intermodal and Highway Brokerage business in the second quarter contributed to better results in both the third quarter and the nine-month period ended September 30, 2001.

Truckload

Revenue for the Truckload segment was up 5.2% for the third quarter and 3.3% for the nine-month period ended September 30, 2001 compared to the same time periods in 2000. Income from operations declined $0.2 million for the third quarter of 2001 and $0.4 million for the nine-month period compared to the same period in 2000. Truckload had a disappointing quarter from a profitability perspective due mainly to the decision to expense rather than capitalize and amortize certain expenses relating to the new computer system.

REPORT TO SHAREHOLDERS

Liquidity and Capital Resources

Cash flow from operations for the nine-month period before non-cash working capital changes generated $12.2 million compared to $18.6 million in the prior year period and $5.6 million in the third quarter compared to $6.9 million in the prior year quarter. The decrease in cash generated from operations is primarily attributed to declines in income from continuing operations.

Non-cash working capital changes for the nine-month period ended September 30, 2001 consumed $11.7 million compared to $5.2 million in the prior year period. However, non-cash working capital only consumed $0.4 million during the third quarter of 2001 compared to $3.6 million in the same quarter of 2000.

At September 30, 2001 interest-bearing debt as a percentage of total capital was 50.2% compared with 48.6% at December 31, 2000. The increase can be attributed to the decline in cash generated from operating activities.

Capital expenditures for the third quarter of 2001 were $0.6 million compared to $1.7 million for the same quarter in 2000.

On November 6, 2001, the Company announced that its Board of Directors had voted to suspend payment of the semi-annual dividend of $0.035 per share, effective immediately. The change in policy had been made so that all internally generated funds will be used to repay debt and support future capital expenditure programs.

Management expects that the existing working capital, together with available revolving facilities, will be sufficient to fund the operating capital and principal debt repayment requirements of the Company.

Outlook

The North American economy has clearly softened further since the events of September 11 and most economists have revised their previous predictions of an economic recovery early in 2002. Almost all companies in the freight industry have reported lower year-over-year income as a result of reduced volume reflecting the general state of the economy.

Vitran results have improved over the last two quarters as company specific issues were addressed, but are less than prior year periods. Efforts are being made to continue the improving trends while dealing with the challenges of a soft market.

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s 2000 Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Richard D. McGraw
President and
Chief Executive Officer

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited)
(In thousands of Canadian dollars
except for per share amounts)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2001	2000	2001	2000

Revenue	$122,316	$120,594	$363,171	$358,042
Operating Expenses	102,795	99,902	308,314	296,231

Gross Profit	19,521	20,692	54,857	61,811
Selling, general and administrative expenses	12,171	10,346	39,037	33,901

Income from operations before depreciation and amortization	7,350	10,346	15,820	27,910
Depreciation and Amortization	3,082	3,137	9,354	9,437

Income (loss) from operations	4,268	7,209	6,466	18,473
Net interest expense	1,393	1,874	4,678	5,501
Gain/(loss) on sale of fixed assets	(229)	(565)	(287)	(797)

	1,622	2,439	4,965	6,298
Income (loss) from continuing operations before income taxes and minority interest	2,646	4,770	1,501	12,175
Income taxes (recovery)	623	1,541	146	4,001

Income before minority interest	2,023	3,229	1,355	8,174
Minority interest	—	(3)	132	12

Income (loss) from continuing operations	2,023	3,226	1,487	8,186
Income (loss) from discontinued operations	(294)	(293)	(5,226)	(244)

Net (loss) income	$1,729	$2,933	$(3,739)	$7,942

Retained earnings, beginning of period	$35,648	$37,534	$41,462	$32,873
Dividends — $0.035 per share			(346)	(348)

Retained earnings, end of period	$37,377	$40,467	$37,377	$40,467

Earnings per share:
Basic — continuing operations	$0.21	$0.33	$0.15	$0.83
Basic — discontinued operations	$(0.03)	$(0.03)	$(0.53)	$(0.03)
Basic — net income	$0.18	$0.30	$(0.38)	$0.80
Diluted — continuing operations	$0.21	$0.33	$0.15	$0.83
Diluted — discontinued operations	$(0.03)	$(0.03)	$(0.53)	$(0.03)
Diluted — net income	$0.18	$0.30	$(0.38)	$0.80
Number of shares outstanding	9,859,778	9,878,178	9,859,778	9,901,968

CONSOLIDATED BALANCE SHEETS

(Unaudited)
(In thousands of Canadian dollars)

As at	Sep. 30, 2001	Dec. 31, 2000

Assets Current Assets:
Cash	$350	$—
Accounts receivable	64,652	58,450
Inventory, deposits and prepaid expenses	9,543	6,727
Income taxes recoverable	7,490	688

	82,035	65,865
Net assets of discontinued operations	2,780	6,349
Fixed assets, net of accumulated depreciation	51,046	59,132
Goodwill, net of accumulated amortization	74,611	72,955

	$210,472	$204,301

Liabilities and Shareholders’ Equity
Current Liabilities:
Bank indebtedness	$—	$2,795
Accounts payable and accrued liabilities	45,001	43,428
Income and other taxes payable	5,209	2,709
Current portion of long-term debt	24,276	12,106

	74,486	61,038
Long-term debt	54,701	60,492
Future income taxes	3,060	2,168
Minority interest	—	596
Shareholders’ equity:
Capital stock	38,837	38,837
Retained earnings	37,377	41,463
Cumulative translation adjustment	2,011	(294)

	78,225	80,006

	$210,472	$204,301

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(In thousands of Canadian dollars)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2001	2000	2001	2000

Cash provided by (used in):
Operations:
Income (loss) from continuing operations	$2,023	$3,226	$1,487	$8,186
Items not involving cash from operations:
Depreciation and amortization	3,082	3,137	9,354	9,437
Future income taxes	284	17	892	222
Loss (Gain) on sale of fixed assets	229	565	287	797
Minority interest	—	3	132	(12)

	5,618	6,948	12,152	18,630
Change in non-cash working capital components	(438)	(3,586)	(11,747)	(5,211)

	5,180	3,361	405	13,419
Investments:
Purchase of fixed assets	(607)	(1,682)	(2,783)	(4,639)
Proceeds on sale of fixed assets	157	194	3,020	652

	(450)	(1,487)	237	(3,987)
Financing:
Repayment of long-term debt	(64)	(34,047)	(8,760)	(34,680)
Issue of long-term debt	—	28,355	11,806	28,394
Dividend payment	—	—	(346)	(348)
Issue (repurchase) of Class A voting shares	—	—	—	(561)

	(64)	(5,692)	2,700	(7,195)
Cash provided (used) for discontinued operations	(924)	(621)	(1,524)	(2,303)
Effect of translation adjustment on cash	2,109	655	1,327	1,178

Increase (Decrease) in cash position	5,851	(3,784)	3,145	1,112
Cash position, beginning of year	(5,501)	2,410	(2,795)	(2,486)

Cash position, end of period	$350	$(1,374)	$350	$(1,374)

Change in non-cash working capital components:
Accounts receivable	$(2,233)	$(1,266)	$(6,202)	$(5,742)
Inventory, deposits and prepaid expenses	(2,457)	(641)	(2,816)	(3,416)
Income and other taxes recoverable/payable	127	34	(4,301)	1,073
Accounts payable and accrued liabilities	4,124	(1,714)	1,572	2,874

	$(438)	$(3,586)	$(11,747)	$(5,211)

NOTES

(Unaudited)
(In thousands of Canadian dollars)

1.   ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements included in the 2000 Annual Report.

2.   ACCOUNTING CHANGE

Effective January 1, 2001, the Company retroactively adopted the new recommendations of the CICA with respect to the computation of diluted earnings per common share. Under the new standards, the treasury stock method is used in determining the dilutive effect of options. Previously, the imputed earnings approach was used.

3.   DISCONTINUED OPERATIONS

Environmental Services Group

On May 15, 2001 the Company determined that it plans to divest its Environmental Services Business. Divestiture of the Discontinued Business is expected to take place during fiscal 2001. As a result of the plan of disposal, the results of operations for the Discontinued Business have been reported as discontinued operations and previously reported financial statements have been restated. Interest has been allocated to the Discontinued Business based on the debt directly attributable to the business and for debt not directly attributable to the business based on its share of the Company’s net assets. Income taxes have been allocated based on the Company’s effective tax rate.

The summarized statements of operations for the Discontinued Business is as follows:

Nine months ended September 30,	2001	2000

Revenue	$14,908	$21,592

Income (loss) from operations	(1,974)	(17)
Interest Expense	410	335
Other Income (loss)	(24)	2

Income (loss) before income taxes	(2,408)	(350)
Income taxes	(698)	(107)

Income (loss) for the period, before provision	(1,710)	(243)
Provision for loss on sale of discontinued operations	(3,516)	—

Income (loss) from discontinued operations	$(5,226)	$(243)

The summarized balance sheets for the
Discontinued Business as at:	Sep. 30, 2001	Dec. 31, 2000

Current assets	$3,203	$4,173
Fixed assets	4,041	4,402
Goodwill	859	892
Future income taxes	797	119

	8,900	9,586
Current Liabilities	2,602	3,207
Non-current liabilities	2	30

Net assets of discontinued operations before provision	6,296	6,349
Net realizable value provision	(3,516)	—

Net assets of discontinued operations	$2,780	$6,349

NOTES

Cash provided (used) for discontinued operations is as follows:

Nine months ended September 30,	2001	2000

Operating activities	$(1,234)	$22
Investing activities	(364)	(2,416)
Financing activities	74	91

Cash used for discontinued operations	$(1,524)	$(2,303)

4.   ACQUISITIONS

During the third quarter, the Corporation acquired the remaining 18.9% of the voting shares of The Freight Connection Inc., (“TFCI”) for a total cash cost of $US 211,000. There was no goodwill recorded on the transaction. Subsequent to the purchase of shares, the Company delisted and restructured TFCI as a private company.

5.   COMPARATIVE FIGURES

Certain of the 2000 figures presented for comparative purposes have been reclassified to conform with the presentation adopted for 2001.

NOTES

6.   SEGMENTED INFORMATION

	VITRAN DISTRIBUTION SYSTEM

Nine months ended	Less-than-		Logistics &		Corporate	Consolidated
September 30, 2001	truckload	Truckload	intermodal	Total	office & other	totals

Revenue	283,020	36,647	43,504	363,171	0	$363,171
Operating, selling, general & administrative expenses	266,683	34,650	42,987	344,320	3,031	347,351
Depreciation & amortization	8,220	731	348	9,299	55	9,354

Income (loss) from operations	8,117	1,266	169	9,552	(3,086)	6,466
Interest expense, net						4,678
Other items, net						155
Income taxes						146

Income (loss) from continuing operations						1,487
Income (loss) from discontinued operations						(5,226)

Net (loss) income						$(3,739)

Three months ended	Less-than-		Logistics &		Corporate	Consolidated
September 30, 2001	truckload	Truckload	intermodal	Total	office & other	totals

Revenue	95,288	12,572	14,456	122,316	—	$122,316
Operating, selling, general & administrative expenses	87,873	12,087	14,124	114,084	882	114,966
Depreciation & amortization	2,711	236	119	3,066	16	3,082

Income (loss) from operations	4,704	249	213	5,166	(898)	4,268
Interest expense, net						1,393
Other items, net						229
Income taxes						623

Income (loss) from continuing operations						2,023
Income (loss) from discontinued operations						(294)

Net (loss) income						$1,729

Nine months ended	Less-than-		Logistics &		Corporate	Consolidated
September 30, 2000	truckload	Truckload	intermodal	Total	office & other	totals

Revenue	280,638	35,467	41,937	358,042	0	$358,042
Operating, selling, general & administrative expenses	254,015	33,062	40,994	328,071	2,061	330,132
Depreciation & amortization	8,297	755	326	9,378	59	9,437

Income (loss) from operations	18,326	1,650	617	20,593	(2,120)	18,473
Interest expense, net						5,501
Other items, net						785
Income taxes						4,001

Income (loss) from continuing operations						8,186
Income (loss) from discontinued operations						(244)

Net income						$7,942

Three months ended	Less-than-		Logistics &		Corporate	Consolidated
September 30, 2000	truckload	Truckload	intermodal	Total	office & other	totals

Revenue	94,732	11,947	13,916	120,595	—	$120,595
Operating, selling, general & administrative expenses	84,782	11,263	13,496	109,541	708	110,249
Depreciation & amortization	2,758	246	111	3,115	21	3,137

Income (loss) from operations	7,192	438	309	7,939	(729)	7,209
Interest expense, net						1,874
Other items, net						568
Income taxes						1,541

Income (loss) from continuing operations						3,226
Income (loss) from discontinued operations						(293)

Net (loss) income						$2,933

CORPORATE DIRECTORY

Directors

Carl J. Cook
Decisions Resources LLC

G. Mark Curry
President
Revmar Inc.

Rick E. Gaetz
President & Chief Operating Officer
Distribution Systems
Vitran Corporation Inc.

Albert Gnat, Q.C.
Senior Partner
Lang Michener

Anthony F. Griffiths
Independent Consultant
and Corporate Director

Richard D. McGraw
President & Chief Executive Officer
Vitran Corporation Inc.

Graham W. Savage
Managing Director
Savage Walker Capital Inc.

Corporate Officers

Anthony F. Griffiths
Chairman

Albert Gnat, Q.C.
Vice Chairman

Richard D. McGraw
President & Chief Executive Officer

Rick E. Gaetz
President & Chief Operating Officer
Distribution Systems

Kevin A. Glass
Vice President Finance &
Chief Financial Officer

Corporate Executive Office

Vitran Corporation Inc.
70 University Avenue
Suite 350
Toronto, Ontario
Canada M5J 2M4
Tel: (416) 596-7664
Fax: (416) 596-8039

Distribution System

Vitran Canada LTL
Vitran Logistics
751 Bowes Road
Concord, Ontario
Canada L4K 5C9
Tel: (416) 798-4965
Fax: (416) 798-4753

United States LTL Office
Vitran Express, Inc.
6500 East 30th Street
Indianapolis, Indiana
U.S.A. 46219
Tel: (317) 803-6400
Fax: (317) 543-1230

United States Truckload Office
Frontier Transport Corporation
1560 W. Raymond Street
Indianapolis, Indiana
U.S.A. 46221
Tel: (317) 636-1641
Fax: (317) 634-0321

United States Intermodal Office
The Freight Connection Inc.
9870 Highway 92, Suite 110
Woodstock, Georgia (Atlanta)
U.S.A. 30188
Tel: (770) 517-7744
Fax: (770) 517-4774